PORTAL RESOURCES LTD.

Consolidated Financial Statements

(Unaudited)

For the nine months ended

March 31, 2009

(An exploration stage company)

Portal Resources Ltd.	Trading Symbol: PDO
Head Office: Suite 750 – 625 Howe Street	Telephone: 604-629-1929
Vancouver, British Columbia, Canada V6C 2T6	Facsimile: 604-629-1930

#

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of Portal Resources Ltd. have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

#

PORTAL RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(stated in Canadian dollars)

(Unaudited – prepared by management)

	March 31,	June 30,
	2009	2008
	(Unaudited)	(Audited)

ASSETS
Current
Cash and cash equivalents	$154,236	$187,551
Short-term investments	1,644,154	2,861,753
Amounts receivable	25,153	104,312
Prepaid expenses	22,208	122,318
	1,845,751	3,275,934

Equipment and software (Note 3)	67,069	78,290
Unproven mineral rights (Note 4)	35,006	4,965,595
Oil and gas properties (Note 5)	141,779	-

	$2,089,605	$8,319,819

LIABILITIES

Current
Accounts payable and accrued liabilities	$48,802	$81,496

SHAREHOLDERS’ EQUITY

Share capital (Note 6)	$14,760,161	$14,760,161
Contributed surplus (Note 6)	801,129	783,340
Deficit	(13,520,487)	(7,305,178)
	2,040,803	8,238,323

	$2,089,605	$8,319,819

         Approved by the Board of Directors:

“Mark Brown”	“David Hottman”
Mark Brown, Director	David Hottman, Director

See notes to consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(stated in Canadian dollars)

(Unaudited – prepared by management)

	For the three months ended March 31,		For the nine months ended March 31,
	2009	2008	2009	2008

Expenses
Accounting and audit	$25,431	$14,984	$52,869	$52,054
Amortization	8,005	6,640	21,066	19,828
Bank charges and interest	899	4,012	5,664	16,038
Consulting and management fees	43,814	14,287	83,175	24,838
Foreign exchange	(12,638)	3,198	(20,525)	32,608
Gain on sale of fixed assets	(18,466)	-	(19,598)	-
Interest income	(12,567)	(40,834)	(54,971)	(127,812)
Investor relations	4,326	77,021	117,269	322,532
Legal	2,250	7,767	57,115	31,450
Office and miscellaneous	33,502	60,095	113,639	136,342
Rent	26,548	10,781	66,776	29,697
Project investigation	1,849	6,043	56,438	28,234
Salaries and benefits	100,851	124,876	498,646	334,779
Stock-based compensation (Note 6)	7,578	15,615	17,789	140,034
Travel	19,861	18,074	67,298	47,061
Transfer agent and filing fees	5,618	10,500	9,426	14,595
Write-off of mineral rights	5,134,856	-	5,138,457	-
Valuation allowance for foreign value added tax credit (IVA)	820	11,679	4,776	40,964

	5,372,537	344,738	6,215,309	1,143,242

Net loss for the period	(5,372,537)	(344,738)	(6,215,309)	(1,143,242)

Deficit – beginning of period	(8,147,950)	(4,815,249)	(7,305,178)	(4,016,745)

Deficit – end of period	$(13,520,487)	$(5,159,987)	$(13,520,487)	$(5,159,987)

Loss per share (Note 2)	$(0.18)	$(0.01)	$(0.21)	$(0.04)

Weighted average number of common shares outstanding	29,651,539	29,651,539	29,651,539	29,064,817

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(stated in Canadian dollars)

(Unaudited – prepared by management)

	For the three months ended March 31,		For the nine months ended March 31,
	2009	2008	2009	2008

Cash provided by (used for):
Operating Activities
Net loss for the period	$(5,372,537)	$(344,738)	$(6,215,309)	$(1,143,242)
Items not involving cash:
Stock-based compensation	7,578	15,615	17,789	140,034
Write-off of mineral rights	5,134,856	-	5,138,457	-
Amortization	8,005	6,640	21,066	19,828

	(222,098)	(322,483)	(1,037,997)	(983,380)

Changes in non-cash working capital:
Amounts receivable	(11,311)	(20,403)	79,159	(53,804)
Prepaid expenses	43,674	31,785	100,110	53,708
Accounts payable and accrued liabilities	(4,213)	19,684	(10,079)	(682,459)
Due to related parties	-	749	-	(57)

	(193,948)	(290,668)	(868,807)	(1,665,992)

Investing Activities
Purchase of equipment and software	(25,896)	(762)	(27,214)	(10,149)
Proceeds from the sale of fixed assets	12,531	-	17,369	-
Short-term investments	139,685	-	1,217,599	-
Expenditures on unproven mineral rights	(21,738)	(230,926)	(230,483)	(502,317)
Expenditures on oil and gas properties	(101,672)	-	(141,779)	-

	2,910	(231,688)	835,492	(512,466)

Financing Activities
Shares issued for cash	-	-	-	5,126,550
On option exercise	-	-	-	2,600
Shares subscribed	-	-	-	(59,800)
Share issue costs	-	-	-	(194,309)

	-	-	-	4,875,041

Net increase (decrease) in cash and cash equivalents	(191,038)	(522,356)	(33,315)	2,696,583
Cash and cash equivalents – beginning of period	345,274	4,288,669	187,551	1,069,730

Cash and cash equivalents– end of period	$154,236	$3,766,313	$154,236	$3,766,313

Supplementary disclosure of non-cash Investing and Financing Activities:
Deferred expenditures on unproven mineral rights included in accounts payable	$2,513	$113,879	$22,615	$120,254

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF DEFERRED EXPENDITURES ON UNPROVEN MINERAL RIGHTS

For the years ended June 30, 2007 and 2008 (audited), and the nine months ended March 31, 2009 (unaudited)

(stated in Canadian dollars)

	Arroyo Verde (Argentina)	San Rafael (Argentina)	La Pampa Uranium (Argentina)	Tiger Uranium (Argentina)	Slick Rock Uranium (USA)	Golden Snow, Fish and CPG (US)	Total

Total as at June 30, 2006	2,022,825	580,017	-	-	-	-	2,602,842

Land acquisition & holding costs	72,695	221,715	17,143	1,131	132,448	-	445,132

Environment	1,203	2,116	-	2,027	-	-	5,346
Geology	413,219	262,537	152,632	56,292	1,070	-	885,750
Geophysics	27,607	64,260	-	-	-	-	91,867
Surface geochemistry	40,404	23,768	1,861	1,789	-	-	67,822
Drilling	1,261,256	323,344	-	-	-	-	1,584,600
Total expenditures	1,816,384	897,740	171,636	61,239	133,518	-	3,080,517

Total as at June 30, 2007	3,839,209	1,477,757	171,636	61,239	133,518	-	5,683,359

Land acquisition & holding costs	108,687	(27,301)	11,523	-	16,873	-	109,782

Environment	3,611	206	4,778	1,894	21,907	-	32,396
Geology	155,866	101,517	415,886	6,416	62,353	-	742,038
Geophysics	6,164	26,985	104	-	-	-	33,253
Surface geochemistry	4,654	297	4,806	-	9,848	-	19,605
Drilling	3,636	499	-	-	123,831	-	127,966
Total expenditures	282,618	102,203	437,097	8,310	234,812	-	1,065,040
	-	(1,414,474)	-	-	(368,330)	-	(1782,804)
						-
Total as at June 30, 2008	$ 4,121,827	$ 165,486	$ 608,733	$ 69,549	$ -	$ -	$ 4,965,595

Land acquisition & holding costs	44,849	2,087	28,051	-	-	30,677	105,664
Environment	123	-	-	-	-	-	123
Geology	26,034	15,342	28,204	22,934	4,215	4,136	100,865
Geophysics	-	-	-	-	-	-	-
Surface geochemistry	-	852	171	-	-	193	1,216
Drilling	-	-	-	-	-	-	-
Total expenditures	71,006	18,281	56,426	22,934	4,215	35,006	207,868
Property write-offs	(4,192,833)	(183,767)	(665,159)	(92,483)	(4,215)	-	(5,138,457)

Total as at March 31, 2009	$ -	$ -	$ -	$ -	$ -	$ 35,006	$ 35,006

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2009 (Unaudited – prepared by management)

(stated in Canadian dollars)

1.

NATURE OF OPERATIONS

Portal Resources Ltd. (“Portal” or the “Company”) was incorporated on August 14, 2000 under the Company Act of the Province of British Columbia.

The Company is an exploration stage company whose business activity is the exploration of mineral rights located in Mexico and the United States and the exploration of oil and gas in Central Alberta, Canada.  The Company has not yet determined if any of these rights contain economic mineral, oil or gas reserves and, accordingly, the amounts shown for deferred exploration costs in mineral properties and oil and gas properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values.  The recovery of these amounts is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration of the rights, and upon the commencement of future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). These interim consolidated financial statements have been prepared in accordance with the accounting policies describe in the Company’s annual consolidated financial statements, do not include in all respects the annual disclosure requirements of generally accepted accounting principles, and should be read in conjunction with the most recent annual consolidated financial statements. The differences between those principles and the ones that would be applied under U.S. generally accepted accounting principles (U.S. GAAP) are disclosed in Note 9.

References to the Company are inclusive of the Canadian parent company and its wholly-owned Argentinean subsidiary Portal del Oro, S.A. and its wholly owned U.S. subsidiary , Portal Resources US Inc..  All significant inter-company transactions and balances have been eliminated.

The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements for the year ended June 30, 2008 and have been consistently followed in preparation of these interim consolidated financial statements, except with respect to the following new and revised accounting standards which the Company is required to adopt under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing July 1, 2008.

New accounting policies

Effective July 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3251 Equity, Section 3855, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges, retroactively without restatement.  These new CICA Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition of financial instruments and on the use of hedge accounting.

(a)

Section 1530 – Comprehensive Income:  Section 1530 establishes standards for reporting and presenting comprehensive income, with is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.  The adoption of this Handbook Sections has no impact on opening deficit.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2009 (Unaudited – prepared by management)

(stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

Section 3855 – Financial Instruments – Recognition and Measurement: Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet, and whether fair value or cost-based measures are used to measure the recorded amounts.

Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.  Subsequent measurement and changes in fair value depend on their initial classification, as follows: held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

The Company has designated it cash and cash equivalents as held-for-trading, which are measured at fair value and accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable, accrued liabilities and due to/from related parties are classified as other financial liabilities.  The Company had neither available-for-sale or held-to-maturity instruments during the nine months ended March 31, 2009.

(b)

Section 3865 – Hedges: Section 3865 is applicable when an entity chooses to designate a hedging relationship for accounting purposes.  It specifies how hedge accounting is applied and what disclosures are necessary when it is applied.  The adoption of this standard has no present impact as the Company is not currently engaged in any hedging activity.

3.

EQUIPMENT AND SOFTWARE

	March 31, 2009			June 30, 2008

	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value

Computer equipment	$ 16,605	$ 13,393	$ 3,212	$ 16,605	$ 12,127	$ 4,478
Computer software	20,854	20,287	567	20,453	19,789	664
Furniture & fixtures	5,655	2,434	3,221	10,036	2,584	7,452
Vehicles	47,209	11,533	35,676	44,558	22,665	21,893
Field equipment	43,713	19,320	24,393	65,893	22,090	43,803
	$ 134,036	$ 66,967	$ 67,069	$ 157,545	$ 79,255	$ 78,290

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2009 (Unaudited – prepared by management)

(stated in Canadian dollars)

4.

UNPROVEN MINERAL RIGHTS

The Company’s mineral properties are all located in Argentina and the United States.

Arroyo Verde

On November 27, 2003, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Chubut province of Argentina.  Under the terms of the agreement the Company had to make cash payments totaling US$210,000 (paid) on or before December 1, 2007.

On or before December 1, 2008 or upon receipt of the feasibility study, the Company must pay an advance royalty payment of US$1 for each ounce of gold equivalent contained within the measured and indicated resource categories with a minimum payment of US$100,000 and a maximum payment of US$250,000.  This advance royalty can be applied against subsequent royalty obligations.  The vendor retains a 2% net smelter royalty that the Company can purchase 1% of, at any time, for US$1,000,000.

As of November 12, 2008 an amendment to the agreement was signed where the owner agreed to defer the payment due on December 1, 2008 until December 1, 2009 in exchange for a payment of US$10,000 on December 1, 2008.

During the quarter the Company reviewed the potential of both the Principal Vein gold-silver mineralization as well as the Refugio molybdenum porphyry system. The Company’s efforts to find a partner for the project have proven unsuccessful. The Company wrote off $4,192,833 during the period.

San Rafael

The properties in the San Rafael project have been acquired through two separate option agreements.

San Pedro

On June 18, 2004, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Mendoza province of Argentina.  Under the terms of the agreement the Company must make cash payments totaling US$ 830,000 (US$120,000 paid) on or before June 18, 2012.

On March 27, 2008 Portal notified the owners of the San Pedro claims of the decision to return the claims and has not further commitments with respect to this agreement.

Minera Rio de la Plata

On June 18, 2004, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Mendoza, province of Argentina.  Under the terms of the original agreement, the Company has paid US$95,000 to date and the subsequent payment requirements to exercise the option are as follows:

US$
On or before April 9, 2008	$ 70,000 (subsequently amended)
On or before April 9, 2009	$100,000 (see below)

The Company is obligated to make the initial three annual payments of $15,000 (paid).  Should the Company wish to develop any of the four areas defined in the agreement, during the term of the option, it must pay the sum of US$50,000 for each area so designated.  The Company would then form a new 100% owned subsidiary to which the mining rights in that designated area would be transferred.  The new subsidiary would be subject to a 15% to 20% net profit interest to the owner.

The Company has the right to purchase 10% of the net profits interest at any time for the sum of US$1,000,000.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2009 (Unaudited – prepared by management)

(stated in Canadian dollars)

4.

UNPROVEN MINERAL RIGHTS, (Continued)

On March 3, 2008 the Minera Rio de la Plata (MRDP) agreement was modified so the US$70,000 payment due April 9, 2008 was deferred to June 10, 2008.

Subsequently, management returned all of the claims held under the MRDP agreement, with the exception of nine claims, which will continue to form the Tiger uranium project. On April 22, 2008 an amendment to the MRDP agreement was executed by Portal and MRDP to this effect.

On April 30, 2008, MRDP and Portal signed an agreement whereby the due date for the US$70,000 payment as amended to June 10, 2008 was extended until July 10, 2008.

On June 10, 2008, Portal informed MRDP of the Company’s decision to declare the nine claims comprising the Tiger Uranium Project as a “Development Area” under clause 6.4 of the MRDP agreement and to pay MRDP the sum of US$50,000.

On June 17, 2008, Portal received from MRDP notification of its rejection of Portals declaration of a “Development Area”.

On July 18, 2008, Portal received notification from MRDP of their declaration that the MRDP contract is null and void for failure to make the US$70,000 payment due July 10, 2008.

Portal has retained legal counsel in the matter and is of the opinion that the declaration of a Development Area on June 10, 2008 was valid and thus the MRDP contract is valid and in good standing. Portal is pursuing both legal avenues as well as negotiating with MRDP to resolve the dispute.

During the quarter, Portal reassessed the potential of the project claims. The Company wrote off a total of $276,250 during the period.

La Pampa Uranium

On April 20, 2007 Portal signed a letter agreement with Consolidated Pacific Bay Minerals Ltd. whereby Portal has an option to earn a 60% interest in a series of mining rights in Chubut province of Argentina.  Under the original terms of the agreement the Company’s payment requirements are as follows:

US$
On signing of the agreement	$ 15,000 (paid)
On or before April 20, 2008	$ 30,000 (see below)
On or before April 20, 2009	$ 50,000
On or before April 20, 2010	$ 50,000

In order to maintain the option in good standing, Portal must expend an aggregate of US$1,200,000 by April 20, 2011.  The required cumulative required expenditures are as follows:

On or before April 20, 2008	$ 150,000
On or before April 20, 2009	$ 400,000
On or before April 20, 2010	$ 800,000
On or before April 20, 2011	$ 1,200,000

On March 11, 2008, the agreement of April 20, 2007 was modified so that the time periods for the above referenced payment and expenditure commitments will begin on the date that the Argentina Department of Mines gives formal notice that the concessions for the properties have been granted to Consolidated Pacific Bay Minerals Ltd.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2009 (Unaudited – prepared by management)

(stated in Canadian dollars)

4.

UNPROVEN MINERAL RIGHTS, (Continued)

During the quarter the Company reassessed the potential of its wholly owned claims as well as the agreement with Consolidated Pacific Bay Minerals Ltd. The Company wrote off $665,159 during the period.

Slick Rock Uranium

The property was returned to the Vendor with no further commitments necessary on behalf of Portal in June 20, 2008 and the Company wrote off $4,215 during the period.

Nevada Properties

On September 2, 2008, Portal announced that it had entered into an option agreement under which it has the right to acquire, from Claremont Nevada Mines, Scoonover Exploration and JR Exploration, three properties located in the Walker Lane Belt and Battle Mountain/Eureka Trend in Nevada, USA. Terms of the renewable ten year option include total cash advance royalty payments of US$10,000 on the first anniversary, $15,000 on the second, $20,000 on the third, $25,000 on the fourth and $30,000 on the fifth and each subsequent anniversary date to maintain the option in good standing. Portal, through its subsidiary, Portal Resources US Inc., can acquire a 100% interest in the properties by making an additional payment of $1,000 and delivering a final feasibility study on any of the properties.

The vendors will retain a 3% net smelter returns royalty. Portal has the right to reduce the net smelter returns royalty to 1% for a payment of US$1,000,000.

Golden Snow Property

The Golden Snow property is an advanced Carlin-type gold target comprised of 114 unpatented lode mining claims or 3.5 square miles on the Battle Mountain/Eureka Trend.

Fish Project

The Fish Project is situated within the Walker Lane Mineral Belt, Lone Mountain District, Esmeralda County, Nevada about 12 miles west of the historic mining town of Tonopah, Nevada. The project consists of 58 unpatented lode mining claims or 1.9 square miles.

CPG Project

The CPG Project, also within the Walker Lane Mineral Belt, is in Mineral County, Nevada and consists of 44 unpatented lode mining claims or 1.3 square miles. The property is 10 miles south of Kennecott's now closed Denton-Rawhide Mine.

5.

OIL AND GAS PROPERTIES

The Company’s oil and gas interests are all located in Central Alberta, Canada.

Oil and Gas Joint Ventures

Bigwave Joint Venture

On November 1, 2008 Portal signed a Joint Venture Agreement to participate for a 15% in the exploration, exploitation and production of petroleum and natural gas from a New Play Type relating to lands located in Central Alberta. In December of 2008 the agreement was modified to allow Portal to participate to a 20% interest.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2009 (Unaudited – prepared by management)

(stated in Canadian dollars)

5.

OIL AND GAS PROPERTIES, (Continued)

The area of interest covered by the agreement is 100 square miles and Portal has agreed to pay 100 per cent of its cost per drill spacing unit to earn 100 per cent of its interest until payout and then after payout to drop to a 70-per-cent interest per drill spacing unit.

The first prospect being acquired through Alberta Crown Sale is a source oil sand shale sequence with several potential reservoirs.

Manito Joint Venture

On March 9th, 2009 Portal signed the Manito Joint Venture Agreement to participate as to a 33.3% interest for the exploration, exploitation and production of petroleum and natural gas resources in Central Alberta.

The area of interest covered by the agreement is 72 square miles and Portal has agreed to pay a 5.5% Gross Over Riding Royalty (GORR) on all products produced.

The Manito Joint Venture has acquired one section of land to date through Alberta Crown Sale.

6.

SHARE CAPITAL

Authorized

100,000,000 Common Shares without par value

100,000,000 Preferred shares issuable in series

	Number	Amount	Contributed surplus

Balance – June 30, 2007	21,759,539	9,823,918	636,998

Private placement(i)	7,887,000	5,126,550	-
On exercise of options	5,000	2,600	-
Fair market value of stock options exercised	-	1,402	(1,402)
Stock based compensation	-	-	147,744
Finders fees	-	(151,997)	-
Share issue costs	-	(42,312)	-
Balance – June 30, 2008 (audited)	29,651,539	14,760,161	783,340

Stock based compensation	-	-	17,789
Balance – March 31, 2009 (unaudited)	29,651,539	$14,760,161	$801,129

(i)

On July 20, 2007, the Company completed a private placement for 7,887,000 units at $0.65 for gross proceeds of $5,126,550, with each unit consisting of one common share and one-half share purchase warrant.  Each whole share purchase warrant is exercisable at $0.85 until July 18, 2009 and all securities had a four-month hold period.  Finder’s fees of $151,997 were paid on this placement.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2009 (Unaudited – prepared by management)

(stated in Canadian dollars)

6.

SHARE CAPITAL, (Continued)

Stock-based Compensation

The Company has a stock option plan as described in the most recent annual financial statements of the Company.  The maximum aggregate number of common shares reserved and authorized to be issued pursuant to options granted under the Stock Option Plan is 4,447,730 common shares.

The exercise price for options granted under the Stock Option Plan is determined by the Board upon grant provided the price is not less than the closing trading price on the day immediately preceding the date of grant, less any discounts permitted by the TSX Venture Exchange or such other stock exchanges on which the common shares are listed.  Options granted under the Stock Option Plan are subject to a minimum one year vesting schedule whereby 25% of each option will vest on each of the three month anniversaries of the date of grant, up to and including the end of the first year after such grant, or such other more restrictive vesting schedule as the administrator of the Stock Option Plan may determine.  Options are non-assignable and are exercisable for a period of up to five years from the date the option is granted, subject to earlier termination after certain events such as the optionee’s cessation of service to the Company or death.

The Company accounts for its grants in accordance with the fair value method of accounting for stock-based compensation.  For the nine months ended March 31, 2009, the Company recognized $17,789 (2008 - $140,034) in stock-based compensation for employees, directors and consultants.

A summary of changes to stock options outstanding is as follows:

	March 31		June 30
	2009		2008
		Weighted Average		Weighted Average
	Number of shares	Exercise Price	Number of shares	Exercise Price
Outstanding at beginning of period	2,753,600	$0.54	2,766,100	$0.51

Granted under plan	1,095,000	$0.20	100,000	$0.32
Exercised	-	-	(5,000)	$0.52
Forfeited or cancelled	(957,200)	$0.38	(107,500)	$0.63
Outstanding at end of period	2,891,400	$0.46	2,753,600	$0.54

At December 31, 2008, the weighted average remaining life of the outstanding options is 3.18 years (June 30, 2008 – 2.63 years).

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2009 (Unaudited – prepared by management)

(stated in Canadian dollars)

6.

SHARE CAPITAL, (Continued)

Stock options outstanding as at March 31, 2009 are as follows:

Number	Exercise Price	Expiry Date
50,000	$0.75	18-Jun-09
50,000	$0.77	23-Dec-09
200,000	$0.86	14-Apr-10
100,000	$0.70	20-Jan-11
75,000	$0.75	18-Oct-11
1,131,400	$0.52	5-Dec-11
200,000	$0.70	6-Jun-12
1,085,000	$0.20	7-Oct-13
2,891,400

Warrants

Warrants outstanding as at March 31, 2009 are as follows:

Number	Exercise Price	Expiry Date
3,943,500	$ 0.85	July 18, 2009

7.

COMMITMENTS

The Company has obligations under an operating lease for its corporate office that is in effect until February 28, 2013.  The remaining future minimum lease payments for the non-cancellable lease are:

2009	$27,401
2010	$86,457
2011	$90,709
2012	$94,961
2013	$65,197

8.

RELATED PARTY TRANSACTIONS

Payments to related parties were made in the normal course of operations and were valued at fair value as determined by management.  Amounts due to or from related parties are unsecured, non-interest bearing and due on demand.

For the nine months ended March 31, 2009 and 2008

During the nine months ended March 31, 2009, $31,674 (2008 - $25,885) was charged to a public company with a director in common with the Company for rent.  As at March 31, 2009, $Nil (June 30, 2008 - $Nil) was receivable from this public company.

During the nine months ended March 31, 2009, $17,257 (2008 - $28,757) was charged to a private company with certain directors in common with the Company for administrative fees and rent. As at March 31, 2009, $877 (June 30, 2008 - $824) was receivable from this private company.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2009 (Unaudited – prepared by management)

(stated in Canadian dollars)

8.

RELATED PARTY TRANSACTIONS, (Continued)

During the nine months ended March 31, 2009, $5,036 (2008 - $1,056) was charged to a public company with a director in common with the Company for rent.  As at March 31, 2009, $Nil (June 30, 2008 - $24) was receivable from this public company.

During the nine months ended March 31, 2009, $1,589 (2008 - $Nil) was charged to a public company with a director in common with the Company for rent.  As at March 31, 2009, $Nil (June 30, 2008 - $Nil) was receivable from this public company.

During the nine months ended March 31, 2009 the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $8,043 (2008 - $1,212) for fees and expense.  As at March 31, 2009, the Company owed this company an aggregate of $788 (June 30, 2008 - $Nil).

As at March 31, 2009 the Company owed certain directors an aggregate of $ 5,716 (June 30, 2008 - $nil) for consulting fees and expenses.

9.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP for junior mining exploration companies, mineral exploration expenditures are deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral right costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production. The following items (a) to (g) provide a summary of the impact of these financial statements that would result from the application of U.S. accounting principles to preferred mineral rights.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2009 (Unaudited – prepared by management)

(stated in Canadian dollars)

9.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP), (Continued)

	Three months ended March 31,		Nine months ended March 31,		Year ended June 30,
	2008	2007	2008	2007	2008
a) Assets
Unproven Mineral Rights Costs
Unproven mineral rights costs under Canadian GAAP	$ 35,006	$ 6,569,106	$ 35,006	$ 6,569,106	$ 4,965,595
Oil and gas properties under Canadian GAAP	141,779	-	141,779
Less unproven mineral rights costs and oil ang gas expenditures	(176,785)	(6,569,106)	(176,785)	(6,569,106)	(4,965,595)

Unproven mineral rights costs under U.S. GAAP	$ -	$ -	$ -	$ -	$ -

b) Operations
Net loss under Canadian GAAP	$ (5,372,537)	$ (344,738)	$ (6,215,309)	$ (1,143,242)	$ (3,288,433)
Unproven mineral rights costs expensed and oil and gas expenditures under U.S. GAAP	5,013,959	(224,551)	4,788,810	(885,747)	717,764
Net loss under U.S. GAAP	$ (358,578)	$ (569,289)	$ (1,426,499)	$ (2,028,989)	$ (2,570,669)

c) Deficit
Closing deficit under Canadian GAAP	$(13,520,487)	$ (5,159,987)	$(13,520,487)	$ (5,159,987)	$ (7,305,178)
Adjustment to deficit for accumulated unproven mineral rights expensed under US GAAP net of income items	(176,785)	(6,569,106)	(176,785)	(6,569,106)	(4,965,595)
Closing deficit under U.S. GAAP	$(13,697,272)	$(11,729,093)	$(13,697,272)	$(11,729,093)	$(12,270,773)

d) Cash Flows – Operating Activities
Cash applied to operations under Canadian GAAP	$ (193,948)	$ (290,667)	$ (868,807)	$ (1,665,991)	$ (1,580,724)
Add net loss following Canadian GAAP	5,372,537	344,738	6,215,309	1,143,242	3,288,433
Add non cash unproven mineral rights expensed under U.S. GAAP	(2,513)	(6,375)	(22,615)	383,430	(239,553)
Less net loss under U.S. GAAP	(358,578)	(569,289)	(1,426,499)	(2,028,989)	(2,570,669)
Less unproven mineral rights costs expensed under Canadian GAAP	(5,134,856)	-	(5,138,457)	-	(1,782,804)
Cash applied to operations under U.S. GAAP	$ (317,358)	$ (521,593)	$ (1,241,069)	$ (2,168,308)	$ (2,885,317)

e) Cash Flows – Investing Activities
Cash applied under Canadian GAAP	$ 2,910	$ (231,689)	$ 835,492	$ (512,467)	$ (4,176,496)
Less non cash unproven mineral rights expensed under US GAAP	2,513	6,375	22,615	(383,430)	239,553
Add unproven mineral right costs expensed under US GAAP	120,897	224,551	349,647	661,196	1,065,040
Cash applied under U.S. GAAP	$ 126,320	$ (763)	$ 1,207,754	$ (234,701)	$ (2,871,903)

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

f)

Stockholders’ Equity

Common Stock

There are no differences between Canadian and U.S. GAAP for the years ended June 30, 2008, 2007 and 2006 or the nine months ended March 31, 2009 with respect to the disclosure of stock-based compensation.

g)Loss per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations.  Diluted loss per share is not presented as it is anti-dilutive.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the nine months ended March 31, 2009 (Unaudited – prepared by management)

(stated in Canadian dollars)

9.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP), (Continued)

	For the nine months ended		Year ended
	March 31,		June 30,
	2009	2008	2008
Numerator: Net loss for the period under U.S. GAAP	$(1,426,498)	$(2,028,989)	$(2,570,669)

Denominator: Weighted-average number of shares under Canadian and U.S. GAAP	29,651,539	29,064,817	29,322,706

Basic and fully diluted loss per share under U. S. GAAP	$ (0.05)	$ (0.07)	$ (0.09)

10.

SUBSEQUENT EVENTS

The Company decided to abandon the Arroyo Verde project as the potential resource within the Principal Vein was too small to justify development and given the recent significant drop in the price of molybdenum, the Refugio molybdenum porphyry target did not warrant additional work.

Given the anti-mining law in place in the province of Mendoza, as well as the inability to obtain additional exploration and drilling permits, the Company’s properties in Mendoza Province as well as interest in the MRDP agreement have been abandoned.

Given the inability to obtain legal title to the claims, further exploration permits, and agreements with the surface owners, the Company abandoned both its wholly owned claims as well as its interest in the Consolidated Pacific Bay Minerals Ltd joint venture.

On May 13, 2009 the Oil and Gas Bigwave Joint Venture completed its land acquisition phase having competitively bid on and secured 16 and 3/4 sections (a section is equal to one square mile) of land through an Alberta Crown Sale.